UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Full Circle Capital Corporation

Address of Principal Business Office:	800 Westchester Avenue, Suite S-620
Rye Brook, NY 10573

Telephone Number:	(914) 220-6300

Name and Address of Agent	John E. Stuart
For Service of Process:	Chief Executive Officer and President
Full Circle Capital Corporation
800 Westchester Avenue, Suite S-620
Rye Brook, NY 10573

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing.  The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Rye Brook and the State of New York on the 26th day of April, 2010.

FULL CIRCLE CAPITAL CORPORATION

By:	/s/ John E. Stuart
Name: John E. Stuart
Title: Chief Executive Officer and President

Attest:	/s/ Robert A. Blum
Name: Robert A. Blum
Title: Senior Vice President, Treasurer and Secretary